Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement Nos. 333-132370 and 333-132370-01
Relating to Prospectus Filed Pursuant to Rule 424(b)(3)

Offering Summary (Related to the Pricing Supplement No. 2006-MTNDD001, Subject to Completion, Dated April 17, 2006)

Citigroup Funding Inc.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Interest Rate “Lock-in” Notes

Based Upon the EUR/USD Exchange Rate

Due             , 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

April 17, 2006

Principal-Protected Interest Rate “Lock-in” Notes

Based Upon the EUR/USD Exchange Rate

Due                     , 2008

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Interest Rate “Lock-in” Notes are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity and the potential for periodic income. However, instead of paying periodic income at a fixed rate of interest, as in most traditional fixed income investments, the potential semi-annual interest payments on these notes are variable and may be zero. The level of periodic income these notes produce, if any, is based upon the changes in the underlying currency exchange rate. The periodic interest paid on these notes may also be “locked-in” at the maximum interest rate for the remaining term of the notes if the underlying currency exchange rate appreciates by a predetermined percentage at any time during the term of the notes.

The Principal-Protected Interest Rate “Lock-in” Notes Based Upon the EUR/USD Exchange Rate due 2008 (the “Notes”) are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. The amount of any interest payments due on the Notes will vary and could be zero. Interest payments, if any, will be based on the changes in the value of the European Union euro relative to the U.S. dollar during the period from the Pricing Date to the second business day before each Interest Payment Date, subject to the Maximum Interest Rate. If the EUR/USD Exchange Rate appreciates by approximately 10% (to be determined on the Pricing Date) or more from the Starting Value at any time during the term of the Notes, the Notes will pay interest at the Maximum Interest Rate on all subsequent Interest Payment Dates. Otherwise, interest payable on each Interest Payment Date will be based solely on the EUR/USD Exchange Rate on the second business day before each Interest Payment Date regardless of the fluctuations in the EUR/USD Exchange Rate during the term of the Notes.

These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis with the potential for current income but who are willing to forego current income if the Underlying Rate does not appreciate.

■	Investors expecting sharp appreciation of the Underlying Rate in the short term but uncertain about the long-term prospect.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

These Notes may not be a suitable investment for investors who require regular fixed income payments since the semi-annual interest payments are based on the performance of the Underlying Rate and may be zero.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” on the following page.

Preliminary Terms

Issuer:	Citigroup Funding Inc.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company

Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee of payments due on the Notes, including interest payments (if any)

Principal Protection:	100% on the Maturity Date

Security:	Principal-Protected Interest Rate “Lock-in” Notes Based Upon the EUR/USD Exchange Rate due 2008

Pricing Date:	, 2006

Issue Date:	, 2006

Maturity Date:	Approximately two years after the Issue Date

Underlying Rate:	EUR/USD Exchange Rate

Issue Price:	100% of the principal amount

Interest Rate:	Per annum rate equal to the Currency Return on each Interest Payment Observation Date, subject to the Maximum Interest Rate

Currency Return:	Current Value – Starting Value Starting Value provided that the Currency Return will not be less than zero

Starting Value:	EUR/USD Exchange Rate at 10:00 a.m. (New York time) on the Pricing Date

Current Value:	EUR/USD Exchange Rate at 10:00 a.m. (New York time) on the relevant Interest Payment Observation Date

EUR/USD Exchange Rate:	At any time during the term of the Notes, the European Union euro/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on page “1FED,” or any substitute page, at that time. Spot market means the global spot foreign exchange markets, which shall be treated as being open continuously from 5:00 a.m. (Sydney time) on a Monday in any week to 5:00 p.m. (New York time) on the Friday of that week.

Lock-in Event:	If at any time from 10:00 a.m. (New York time) on the Pricing Date to 10:00 a.m. (New York time) on the second business day before the Maturity Date the Underlying Rate appreciates by approximately 10% (to be determined on the Pricing Date) or more from the Starting Value, the Notes will pay interest at the Maximum Interest Rate on all subsequent Interest Payment Dates

Maximum Interest Rate:	Approximately 10% per annum (to be determined on the Pricing Date)

Interest Calculation Period:	Each six-month period from and including the Issue Date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date or the Maturity Date

Interest Payment Observation Dates:	Two Business Days prior to each Interest Payment Date

Interest Payment Dates:	Semi-annually on the th of each May and November, beginning on November , 2006 and ending on the Maturity Date

Payment at Maturity:	100% of the principal amount

Denominations:	Minimum denominations and increments of US$10,000

Listing:	None

Underwriting Discount:	0.00%

Calculation Agent:	Citibank, N.A.

Fees and Conflicts:	Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Underlying Rate by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Benefits of the Notes

■	Income Potential

The Notes offer the possibility of current income in the form of variable interest payable semi-annually. The interest rate will depend on the changes in the Underlying Rate from the Pricing Date to the second business day before each Interest Payment Date.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Underlying Rate.

■	Relative Stability

The Notes may be a less volatile investment than a direct investment in the currencies comprising the Underlying Rate because the Notes provide principal protection at maturity and a Lock-in Event can “lock-in” the Maximum Interest Rate, regardless of subsequent performance of the Underlying Rate.

Key Risk Factors for the Notes

■	Possibility of No Return

The interest payable on the Notes will vary and may be zero. The interest payable, if any, on each Interest Payment Date will depend on the changes in the Underlying Rate from the Pricing Date to the second business day before each Interest Payment Date. If the Underlying Rate does not increase in that period, no interest will be paid on the Notes on the relevant Interest Payment Date.

■	Maximum Interest Rate Will Be Capped

As a result of the Maximum Interest Rate, the Notes may provide less opportunity to participate in the appreciation of the Underlying Rate than an investment in an instrument directly linked to the Underlying Rate. The Maximum Interest Rate will operate to limit the interest payable on the Notes to approximately 10% per annum even if the Underlying Rate appreciates by a higher rate.

■	Potential for a Lower Comparable Yield

Semi-annual interest payments, if any, are linked to the performance of the Underlying Rate, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Less Than Your Initial Investment

Due to, among other things, changes in the Underlying Rate, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

The EUR/USD Exchange Rate

General

The EUR/USD Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the European Union euro and the U.S. dollar, expressed as a rate that reflects the amount of U.S. dollars that can be exchanged for one European Union euro. The EUR/USD Exchange Rate increases when the European Union euro appreciates relative to the United States dollar and declines when the European Union euro depreciates relative to the United States dollar.

The European Union euro is the official currency of the member states of the European Economic and Monetary Union (the “European Monetary Union”). It was introduced in January 1999 and replaced the national currencies of the then 11 participating countries. Today, the European Union euro is the official currency of the following 12 countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, and Spain. Other current and future European Monetary Union countries may adopt the European Union euro as their official currency.

We have obtained all information in this offering summary relating to the European Monetary Union, the European Union euro and the EUR/USD Exchange Rate from public sources, without independent verification. Currently, the EUR/USD Exchange Rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the EUR/USD Exchange Rate will be determined as described in “Preliminary Terms” above and in “Description of the Notes—Interest” in the preliminary pricing supplement related to this offering.

Historical Data on the EUR/USD Exchange Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low values of the EUR/USD Exchange Rate, as reported by Bloomberg. The historical data on the EUR/USD Exchange Rate is not necessarily indicative of the future performance of the EUR/ USD Exchange Rate or what the value of the

Notes may be. Any historical upward or downward trend in the EUR/USD Exchange Rate during any period set forth below is not any indication that the EUR/USD Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	0.9594	0.9088	0.9330	0.9240
	Low	0.8751	0.8413	0.8352	0.8737
2002	High	0.9064	0.9988	1.0199	1.0505
	Low	0.8565	0.8713	0.9613	0.9688
2003	High	1.1083	1.1933	1.1739	1.2647
	Low	1.0336	1.0562	1.0764	1.1377
2004	High	1.2926	1.2389	1.2461	1.3666
	Low	1.2047	1.1761	1.1969	1.2225
2005	High	1.3582	1.3125	1.2589	1.2205
	Low	1.2732	1.1981	1.1868	1.1640
2006 (through April 17, 2006)	High	1.2323	1.2332
	Low	1.1802	1.2034

The EUR/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York time) on April 17, 2006, was 1.2234.

Historical Graph

The following graph shows the daily values of the EUR/USD Exchange Rate in the period from January 1, 1999 through March 31, 2006 using historical data obtained from Bloomberg. Past movements of the EUR/USD Exchange Rate are not indicative of future values of the EUR/USD Exchange Rate.

Hypothetical Interest Payment Examples

The eight examples of hypothetical interest payment calculations set forth below are based on the following assumptions:

■	Pricing Date: May 5, 2006

■	Issue Date: May 12, 2006

■	Principal Amount Invested: $50,000 (or five Notes)

■	Starting Value: 1.2000

■	Maximum Interest Rate: 10% per annum

■	Interest Payment Observation Dates: The second business day before each Interest Payment Date

■	Interest Payment Dates: On the 12th day of each May and November, commencing on November 12, 2006

■	Maturity Date: May 12, 2008

■	Lock-in Level: A Lock-in Event will be triggered if the EUR/USD Exchange Rate is greater than or equal to 1.3200 (110% of the Starting Value) at any time from the Pricing Date to the second business day before maturity.

■	The Notes are purchased on the Issue Date and held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual semi-annual interest payments, if any, will depend on the actual Starting Value, Current Value, Maximum Interest Rate and the EUR/USD Exchange Rate level at which a Lock-in Event occurs.

Example 1:

The EUR/USD Exchange Rate appreciates by 10% or more on or prior to the first Interest Payment Observation Date. A Lock-in Event has occurred and each Note will pay interest at a rate of 10% per annum (5% semi-annually) on each Interest Payment Date.

The interest payable on the Notes is capped by the Maximum Interest Rate of 10% per annum even if the EUR/USD Exchange Rate appreciates at a per annum rate of more than 10% during the term of the Notes.

Total interest payment per $50,000 principal amount of Notes: $10,000 = $2,500 + $2,500 + $2,500 + $2,500

Example 2:

The EUR/USD Exchange Rate is 1.275 on the first Interest Payment Observation Date. No Lock-in Event has occurred and each Note will pay interest at a rate of 6.25% per annum (3.125% semi-annually) on the first Interest Payment Date.

The EUR/USD Exchange Rate appreciates by 10% or more after the first Interest Payment Observation Date and on or prior to the second Interest Payment Observation Date. A Lock-in Event has occurred and each Note will pay interest at a rate of 10% per annum (5% semi-annually) on each of the subsequent Interest Payment Dates.

Total interest payment per $50,000 principal amount of Notes: $9,062.50 = $1,562.50 + $2,500.00 + $2,500.00 + $2,500.00

Example 3:

The EUR/USD Exchange Rate is 1.250 on the first Interest Payment Observation Date and 1.300 on the second Interest Payment Observation Date. No Lock-in Event has occurred and each Note will pay interest at a rate of 4.17% per annum (2.08% semi-annually) on the first Interest Payment Date and at a rate of 8.33% per annum (4.17% semi-annually) on the second Interest Payment Date.

The EUR/USD Exchange Rate appreciates by 10% or more after the second Interest Payment Observation Date and on or prior to the third Interest Payment Observation Date. A Lock-in Event has occurred and each Note will pay interest at a rate of 10% per annum (5% semi-annually) on each of the subsequent Interest Payment Dates.

Total interest payment per $50,000 principal amount of Notes: $8,125.00 = $1,041.67 + $2,083.33 + $2,500.00 + $2,500.00

Example 4:

The EUR/USD Exchange Rate is 1.250 on the first Interest Payment Observation Date, 1.270 on the second Interest Payment Observation Date and 1.300 on the third Interest Payment Observation Date. No Lock-in Event has occurred and each Note will pay interest at a rate of 4.17% per annum (2.08% semi-annually) on the first Interest Payment Date, at a rate of 5.83% per annum (2.92% semi annually) on the second Interest Payment Date and at a rate of 8.33% per annum (4.17% semi-annually) on the third Interest Payment Date.

The EUR/USD Exchange Rate appreciates by 10% or more after the third Interest Payment Observation Date and on or prior to the final Interest Payment Observation Date. A Lock-in Event has occurred and each Note will pay interest at a rate of 10% per annum (5% semi-annually) at maturity.

Total interest payment per $50,000 principal amount of Notes: $7,083.33 = $1,041.67 + $1,458.33 + $2,083.33 + $2,500.00

Example 5:

The EUR/USD Exchange Rate is 1.225 on the first Interest Payment Observation Date, 1.250 on the second Interest Payment Observation Date, 1.275 on the third Interest Payment Observation Date and 1.225 on the final Interest Payment Observation Date. No Lock-in Event has occurred and each Note will pay interest at a rate of 2.08% per annum (1.04% semi-annually) on the first Interest Payment Date, at a rate of 4.17% per annum (2.08% semi-annually) on the second Interest Payment Date, at a rate of 6.25% per annum (3.125% semi-annually) on the third Interest Payment Date and at a rate of 2.08% per annum (1.04% semi-annually) at maturity.

No Lock-In Event occurs because the EUR/USD Exchange Rate does not appreciate by 10% or more at any time before the final Interest Payment Observation Date.

Total interest payment per $50,000 principal amount of Notes: $3,645.83 = $520.83 + $1,041.67 + $1,562.50 + $520.83

Example 6:

The EUR/USD Exchange Rate is 1.230 on the first Interest Payment Observation Date, 1.260 on the second Interest Payment Observation Date, 1.180 on the third Interest Payment Observation Date and 1.150 on the final Interest Payment Observation Date. No Lock-in Event has occurred and each Note will pay interest at a rate of 2.50% per annum (1.25% semi-annually) on the first Interest Payment Date and at a rate of 5.00% per annum (2.50% semi-annually) on the second Interest Payment Date.

The Notes will not pay interest on the last two Interest Payment Dates because the EUR/USD Exchange Rate is less than or equal to the Starting Value.

Total interest payment per $50,000 principal amount of Notes: $1,875.00 = $625.00 + $1,250.00 + $0.00 + $0.00

Example 7:

The EUR/USD Exchange Rate on each of the first three Interest Payment Observation Dates is less than or equal to the Starting Value. No Lock-in Event has occurred and no interest is paid on the first three Interest Payment Dates. The EUR/USD Exchange Rate is 1.250 on the final Interest Payment Observation Date and each Note will pay interest at a rate of 4.17% per annum (2.08% semi-annually) at maturity only.

Even though the EUR/USD Exchange Rate has appreciated by approximately 4.17% during the term of the Notes, the return on the Notes is approximately half of that appreciation. Because most of the appreciation in the EUR/USD Exchange Rate occurs in the last interest calculation period, the return on the Notes is less than the return on an investment directly linked to the EUR/USD Exchange Rate.

Total interest payment per $50,000 principal amount of Notes: $1,041.67 = $0.00 + $0.00 + $0.00 + $1,041.67

Example 8:	The EUR/USD Exchange Rate on all Interest Payment Observation Dates is less than or equal to the Starting Value. No Lock-in Event has occurred and no interest is paid on the Notes.

Total interest payment per $50,000 principal amount of Notes: $0.00 = $0.00 + $0.00 + $0.00 + $0.00

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

■	U.S. investors in the Notes will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”).

■	U.S. investors in the Notes will be provided with the schedule of projected payments determined exclusively for tax purposes of determination of investors’ interest accruals and adjustments.

■	If, during any taxable year, a U.S. investor receives actual payments from the Notes that in aggregate exceed the projected payment for that taxable year, the U.S. investor will incur a “net positive adjustment” equal to the amount of the excess. This “net positive adjustment” should be treated as additional interest income increasing the total amount of Tax OID for that taxable year.

■	If, during any taxable year, a U.S. investor receives actual payments from the Notes that in aggregate are less than the projected payment for that taxable year, the U.S. investor will incur a “net negative adjustment” equal to the amount of such deficit. This “net negative adjustment” should be used to reduce interest income decreasing the total amount of Tax OID for that taxable year.

■	As a result of the net positive adjustments and net negative adjustments, the amount of U.S. investors’ taxable income may differ significantly from actual cash payments received on the Notes.

■	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income.

■	Any loss realized by a U.S. investor upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the Notes.

■	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, while there is no authority directly on this point under current law, the interest payments made with respect to the Notes, if any, and any gain realized on the sale, exchange or redemption of the Notes, generally will not be subject to U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form); and (ii) such payments or gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

Additional Considerations

If the EUR/USD Exchange Rate is not available on Reuters page “1FED,” or any substitute page thereto, the Calculation Agent may determine the EUR/USD Exchange Rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Interest” in the preliminary pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.